                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
           $72,820,836.00                                  $7,792

--------------------------------------------------------------------------------
*    Estimated for purposes of calculating the amount of filing fee only.
     Transaction value derived by multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by
     Offeror) by $12.00 (the purchase price per share offered by Offeror).
**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No.
     5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                                                               BZ Acquisition
                                                               Corp. and Steel
     Amount Previously Paid:   $7,792            Filing Party: Partners II, L.P.
     Form or Registration No.: Schedule TO       Date Filed:   June 22, 2006

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

         This Amendment No. 9 ("Amendment No. 9") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

         The Expiration Date of the Offer has been extended to 5:00 P.M., New
York City time, on Monday, January 29, 2007. All references in the Offer to
Purchase, Letter of Transmittal, the Letter to Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by
Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the
Expiration Date as 5:00 P.M., New York City time, on Friday, December 29, 2006, are hereby amended and restated to refer to the Expiration Date as 5:00 P.M.,
New York City time, on Monday, January 29, 2007.

         THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (a)(1)(i) TO THE SCHEDULE TO
IS FURTHER AMENDED AS FOLLOWS:

COVER PAGE

         The cover page of the Offer to Purchase is hereby amended by inserting after the third paragraph under "IMPORTANT" the following paragraph:

         "NEITHER THIS OFFER TO PURCHASE NOR THE OFFER REFERRED TO HEREIN
CONSTITUTES A SOLICITATION OF CONSENTS IN CONNECTION WITH THE CONSENT
SOLICITATION (AS DEFINED IN "INTRODUCTION"). ANY SUCH SOLICITATION (INCLUDING
THE CONSENT SOLICITATION) WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT
SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED."

SUMMARY TERM SHEET

      The second sentence of the answer to the question "Who is offering to buy my securities?" is hereby deleted and replaced with the following sentence: "We are a Delaware corporation formed to serve as an acquisition vehicle with no current operations other than those incident to the commencement of the offer and the conduct of the consent solicitation."

         The following questions and answers are hereby inserted after the response to the question "What does the Board of Directors of Bairnco
Corporation think of the offer?":

"DO YOU INTEND TO UNDERTAKE A CONSENT SOLICITATION TO REMOVE THE DIRECTORS OF
BAIRNCO CORPORATION?

         We have filed a preliminary consent solicitation statement with the
Securities and Exchange Commission for use in connection with the solicitation of written consents from stockholders of Bairnco Corporation to, among other things, remove each member of the Board of Directors of Bairnco Corporation and elect five of our nominees to serve as directors of Bairnco Corporation. Neither this offer to purchase nor the offer constitutes a solicitation of consents in connection with the consent solicitation. Any such solicitation (including the consent solicitation) will be made only pursuant to separate consent solicitation materials complying with the rules and regulations of the
Securities and Exchange Commission. Accordingly, your tender of shares to us in the offer would not constitute the granting of a consent to us in connection with the consent solicitation.

IF YOU DO UNDERTAKE A CONSENT SOLICITATION, WILL THE GRANTING OF A CONSENT BE A
CONDITION TO THE TENDER OF SHARES IN THE OFFER?

         No. If we undertake a consent solicitation, the granting of a consent to us in connection with our consent solicitation would not be a condition to your ability to tender your shares in the offer."

INTRODUCTION

         The second sentence of the fourth paragraph under "Introduction" is hereby amended by inserting after the phrase "to seek maximum representation on the Company's Board of Directors (the "Company Board")" the phrase ", to the extent not obtained as a result of the Consent Solicitation (as defined below),".

         The following paragraphs are hereby inserted after the fifth paragraph under "Introduction":

         "Parent and Purchaser expect, if necessary, to commence a solicitation of written consents from stockholders of the Company (the "Consent
Solicitation") for the following purposes: (1) to remove each member of the
Company Board and any person (other than those elected by the Consent
Solicitation) elected or appointed to the Company Board by such directors to fill any vacancy on the Company Board or any newly-created directorships; (2) to amend the Amended and Restated Bylaws of the Company (the "Bylaws") to fix the
number of directors serving on the Company Board at five; (3) to amend the
Bylaws to provide that any vacancies on the Company Board resulting from the removal of directors by the stockholders of the Company may only be filled by the stockholders of the Company; and (4) to elect five nominees of Parent to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the "Parent Nominees"). Parent and Purchaser have filed a preliminary consent solicitation statement with the
SEC for use in connection with the Consent Solicitation. Subject to their fiduciary duties, the Parent Nominees, if elected, are expected to support the
Offer and the potential merger thereafter and take actions necessary to satisfy the Rights Condition and the Section 203 Condition.

         NEITHER THIS OFFER TO PURCHASE NOR THE OFFER CONSTITUTES A SOLICITATION
OF CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION. ANY SUCH SOLICITATION
(INCLUDING THE CONSENT SOLICITATION) WILL BE MADE ONLY PURSUANT TO SEPARATE
CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED."

SECTION 3 - "PROCEDURE FOR TENDERING SHARES"

         The two paragraphs under "Appointment of Proxy" in Section 3
("Procedure for Tendering Shares") are hereby deleted in their entirety and replaced with the following paragraphs:

         "APPOINTMENT OF PROXY. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the
Letter of Transmittal to the full extent of your rights with respect to the
Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after June
22, 2006). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities (except for any consents granted pursuant to the Consent Solicitation) will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such
Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

         The foregoing proxies are effective only upon acceptance for payment of
Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. IN ADDITION, NEITHER THIS OFFER TO PURCHASE NOR THE OFFER
CONSTITUTES A SOLICITATION OF CONSENTS IN CONNECTION WITH THE CONSENT
SOLICITATION. ANY SUCH SOLICITATION (INCLUDING THE CONSENT SOLICITATION) WILL BE
MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE
REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT."

SECTION 8 - "CERTAIN INFORMATION CONCERNING THE COMPANY"

         Section 8 ("Certain Information Concerning the Company") is hereby amended by inserting after the last paragraph under "Preferred Stock Purchase
Rights" and before "Additional Information" the following paragraph:

         "Parent and Purchaser expect, if necessary, pursuant to the Consent
Solicitation, to seek to remove each member of the Company Board and replace them with the Parent Nominees. If the Parent Nominees are elected, they will, subject to their fiduciary duties, take actions necessary to satisfy the Rights
Condition."

SECTION 9 - "CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT"

         The third sentence of the first paragraph of Section 9 ("Certain
Information Concerning the Purchaser and Parent") is hereby deleted and replaced with the following sentence: "We were formed to serve as an acquisition vehicle for Parent, with no current operations other than those incident to the commencement of the Offer and the conduct of the Consent Solicitation."

SECTION 11 - "BACKGROUND OF THE OFFER"

         Section 11 ("Background of the Offer") is hereby amended and restated
in its entirety as follows:

         "Below is a background description of Parent's involvement with the
Company.

         Parent commenced investing in Shares of the Company in July 1996. On
February 18, 2003, Parent filed a Schedule 13D with the SEC indicating it owned
572,600 Shares as of February 13, 2003, representing approximately 7.8% of the
Company's then outstanding Shares. Parent subsequently filed amendments to the
Schedule 13D on each of September 8, 2004, September 17, 2004, October 28, 2004
and July 6, 2005 reporting increases in Parent's ownership position to 661,700,
861,700, 940,400 and 1,057,300 Shares, respectively.

         From time to time after the Company's announcement of its quarterly earnings, representatives of Parent and the Company discussed generally the operations of the Company and its financial performance. During one telephone call, representatives of Parent spoke with Luke E. Fichthorn, III, the Chairman of the Board and Chief Executive Officer of the Company, regarding a potential strategic transaction involving the Company and Parent (or one of its affiliates).

         In December 2005, representatives of Parent had a telephone conversation with Mr. Fichthorn to discuss the Company's 2005 third quarter earnings release. The call included a more in-depth discussion of the Company's business and operations, including issues at the Company's recently opened Arlon
Coated Materials San Antonio facility, as well as suggestions to maximize stockholder value. During this call, Parent's representatives requested to visit some of the Company's facilities. Parent continued to evaluate its investment in the Company subsequent to this call.

         On January 9, 2006, Parent, which then owned approximately 14.9% of the outstanding Shares, sent a letter to the Company Board requesting the Company
Board to (i) adopt a resolution exempting Parent from the limitations of Section
203 of the Delaware Law and (ii) recommend a proposal for stockholder approval at the next annual meeting of stockholders to amend the Company's charter to elect not to be governed by Section 203. In its letter, Parent wrote, "While
[Section 203] was intended to limit abusive takeover tactics and encourage full and fair offers, it could also be used as a device by the Board of Directors to insulate itself from accountability to stockholders. We therefore believe that if the Board is now truly willing to be held accountable to the stockholders and is committed to maximizing stockholder value, it will take all necessary steps to opt out of the restrictions of [Section 203]." In his response dated January
31, 2006, Mr. Fichthorn, on behalf of the Board, denied Parent's request, claiming that the Company Board believed that a waiver of Section 203 was "not in the best interest of all the stockholders."

         In response to Parent's request in December 2005, representatives of
Parent and the Company arranged for representatives of Parent to visit certain
Company facilities. In April 2006, representatives of Parent toured the
Company's Arlon Electronic Materials facility located in Rancho Cucamonga, CA and its Arlon Coated Materials facility located in Santa Ana, CA. Following this visit, Parent conducted further review of the Company's business and financial performance, and ultimately determined to pursue the Offer in order to maximize the value of the Shares.

         On June 15, 2006, Parent sent a letter to Mr. Fichthorn informing him of Parent's intention to commence the Offer and requesting a meeting with Mr.
Fichthorn and the Company Board to negotiate a definitive merger agreement. The letter stated that, after the Company Board had denied Parent's request to take the necessary steps to opt out of Section 203 of the Delaware Law, Parent, having evaluated all of its options, determined that commencing the Offer "would be in the best interest of all shareholders and would provide shareholders with immediate liquidity at a significant premium to market." Parent also issued a press release on that day announcing its intention to commence the Offer. The letter and press release were preceded by a telephone call from a representative of Parent to Mr. Fichthorn informing him of Parent's intention to commence the
Offer.

         On June 16, 2006, the Company issued a press release stating that the
Company Board would make a recommendation to the Company's stockholders with respect to the Offer in a timely manner.

         On June 22, 2006, Parent and Purchaser commenced the Offer.

         Also on June 22, 2006, the Company issued a press release announcing its adoption of a "poison pill" rights plan and its retention of Lazard Freres &
Co. LLC ("Lazard") as its financial adviser and Debevoise & Plimpton LLP as its legal counsel in connection with the Offer.

         On June 26, 2006, Parent issued a press release stating that it was
"extremely disappointed to learn that the Bairnco board of directors has chosen to adopt a `poison pill' in reaction to our tender offer, rather than respond to our request to negotiate a merger agreement." The press release further stated
Parent's belief that the Company's adoption of a "poison pill" was not in the best interests of the Company's stockholders.

         On June 28, 2006, the Company filed a Current Report on Form 8-K with the SEC announcing that it had entered into change in control agreements with certain senior executives of the Company, including Kenneth L. Bayne, Larry C.
Maingot, Larry D. Smith, Daniel T. Holverson, Elmer G. Pruim, Robert M. Carini,
Brian E. Turner and Morgan Ebin. The change in control agreements entitle the executives to severance benefits, in excess of $2,000,000, in cases where their employment with the Company is terminated within 24 months of a change in control of the Company.

         On July 6, 2006, Parent's outside legal counsel received a letter from the Company setting forth a list of 19,300 stock options and 16,000 shares of restricted stock that the Company Board had granted to various employees of the
Company on June 22, 2006.

         Also on July 6, 2006, the Company filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 announcing that the Company Board had determined that the Offer is inadequate and not in the best interests of the
Company's stockholders (other than Parent and its affiliates) and recommended that the Company's stockholders reject the Offer and not tender their Shares. In the afternoon on that day, Parent received a letter from the Company attaching the Company's press release relating to the Offer.

         On July 11, 2006, the Company filed a Current Report on Form 8-K with the SEC announcing that the Company Board had amended the Company's By-Laws with respect to provisions relating to stockholders' ability to consent to corporate actions in writing without a meeting.

         On July 21, 2006, Parent announced the extension of the Expiration Date to 5:00 p.m., New York City time, on August 9, 2006.

         On July 28, 2006, the Company issued a press release announcing its intention to explore possible strategic alternatives, including the possible sale of the Company.

         On July 31, 2006, a representative of Lazard sent to a representative of Parent a proposed form of confidentiality agreement that the Company was requiring Parent to sign in order to receive information concerning the business operations of the Company. Parent determined that it was not advisable for it to sign the confidentiality agreement at that time, as the Company's provision of any material non-public information to Parent under the terms of the confidentiality agreement could have precluded Parent from consummating the
Offer.

         On August 10, 2006, Parent announced the extension of the Expiration
Date to 5:00 p.m., New York City time, on September 8, 2006.

         On September 11, 2006, Parent announced the extension of the Expiration
Date to 5:00 p.m., New York City time, on September 28, 2006.

         On September 29, 2006, Parent announced the extension of the Expiration
Date to 5:00 p.m., New York City time, on October 26, 2006.

         On October 11, 2006, the Company issued a press release announcing that the Company had completed its review of strategic alternatives and determined to continue to implement its strategic plan. The press release also announced that the Company, through its wholly-owned subsidiary, Kasco Corporation, had purchased certain assets and assumed certain liabilities of Atlanta SharpTech for approximately $14.0 million (subject to purchase price adjustments), using borrowings under the Company's credit facility, which it had just expanded. The press release further stated that Atlanta SharpTech's revenues were approximately $18.5 million for its fiscal year ended June 2006.

         In mid-October 2006, counsel for Parent and counsel for the Company had limited discussions on the terms of the confidentiality agreement but did not reach any understanding related thereto.

         Between October 20 and October 26, 2006, Warren Lichtenstein, Parent's
managing member, and Mr. Fichthorn engaged in several conversations regarding a possible sale of the Company to Parent and the proposed purchase price. Mr.
Fichthorn expressed the possibility of the Company engaging in a transaction with Parent at $13.50 per Share in cash and orally disclosed to Mr. Lichtenstein that, for the Company's 2007 fiscal year, the Company's operating income was expected to be approximately $15 million and its EBITDA was expected to be in the range of $23-24 million. Mr. Lichtenstein informed Mr. Fichthorn that, because Parent had not had the opportunity to perform a due diligence investigation of the Company and was concerned about the Company's ability to meet its projected financial results, Parent would be willing to pay $12.00 per
Share in cash plus $1.50 per Share in the form of a contingent promissory note, payment of which would depend on the Company's future financial performance. Mr.
Fichthorn rejected the structuring of the transaction in this manner. On October
26, 2006, Mr. Lichtenstein indicated that Parent would be willing to pay $12.50 per Share in cash in a negotiated transaction. Mr. Fichthorn rejected this proposal. During these conversations, Mr. Lichtenstein requested on repeated occasions that Mr. Fichthorn ask the Company Board to redeem the Company's

"poison pill" and opt out of Section 203 of the Delaware Law so that the
Company's stockholders could have the unfettered ability to decide whether they wanted to accept Parent's Offer. Mr. Fichthorn refused this request.

         On October 27, 2006, Parent announced the extension of the Expiration
Date to 5:00 p.m., New York City time, on November 27, 2006.

         In an effort to reach agreement on an appropriate valuation for the
Company, Parent and the Company entered into a confidentiality agreement on
October 31, 2006. The confidentiality agreement provided for the ability of
Parent to conduct a due diligence review of the Company over a 30-day period, which was subsequently extended to December 15, 2006. The terms of the confidentiality agreement also enabled Parent, in the event the parties were unable to reach agreement, to publicly disclose any material non-public information provided to it by the Company that was necessary to allow Parent to consummate the Offer.

         On November 3, 2006, Parent delivered a comprehensive document request list to a representative of Lazard. On November 13, 2006, Parent received from the Company a CD-ROM containing certain of the information requested by Parent.
Thereafter, during the due diligence review period, Parent conducted a review of the Company's business and historical and projected financial results, including discussions with representatives of the Company and its financial advisors.
Parent also retained an independent environmental consultant to review environmental studies of the Company's facilities that had been previously prepared for the Company, although Parent's environmental consultant was denied access to the Company's facilities.

         On November 21, 2006, a representative of Parent spoke with representatives of Lazard regarding the process that Lazard had undertaken to determine potential purchasers' interests in acquiring the Company. During this discussion, Lazard's representatives indicated that this process did not produce any offers for the acquisition of the entire Company.

         On November 28, 2006, Parent announced the extension of the Expiration
Date to 5:00 p.m., New York City time, on December 29, 2006.

         On December 6 and 7, 2006, representatives of Parent visited the
Company's executive offices in Lake Mary, Florida for the primary purpose of determining the achievability of the guidance the Company had issued for 2007.
During this visit, Parent's representatives met with Mr. Fichthorn, Kenneth L.
Bayne, the Company's Chief Financial Officer, and Lawrence C. Maingot, the
Company's Corporate Controller, to discuss, among other things, the assumptions underlying the Company's 2007 financial projections and various concerns expressed by Parent relating to some of the Company's facilities, including the
Arlon Coated Materials San Antonio facility and the Kasco plant in St. Louis.
During these meetings, Parent's representatives requested that they be allowed to visit the San Antonio and St. Louis facilities, but the Company's representatives denied this request.

         On December 20, 2006, representatives of Parent spoke with Mr.
Fichthorn and indicated that, as a result of Parent's due diligence findings and its continued concerns about the Company's ability to meet its projected financial results, Parent would be willing to increase the Offer price to a maximum of $12.50 per Share in cash. The increase in the Offer price to $12.50 per Share depended upon the Company's willingness to enter into a mutually acceptable merger agreement with Parent, and was not indicative of the price
Parent was prepared to pay in a non-negotiated transaction, due to the additional costs involved in pursuing a non-negotiated transaction. Among the concerns expressed by Parent's representatives were: (1) the significant increase in sales and production needed to turn around the Company's Chinese facility from its current operating loss to its projected profitability; (2)
continuing production and other problems at the Company's Arlon Coated Materials
San Antonio facility; (3) the Company's ill-advised acquisition of the Atlanta
SharpTech business and the challenges faced by the Company in integrating this business with the Company's underperforming Kasco division; (4) the additional change in control contracts given to certain senior executives of the Company following the commencement of the Offer; (5) the substantial expenses incurred by the Company in contesting the Offer without advancing any viable strategic alternatives; and (6) the Company's overall poor track record in meeting its stated goals in the past. Mr. Fichthorn said that he would present Parent's proposal to the Company Board but that he did not expect the Company Board to accept Parent's increased offer.

         On December 21, 2006, representatives of Parent had a telephone conversation with a representative of Lazard regarding Parent's proposed increase in the Offer price to $12.50 per Share in cash in a negotiated transaction. During this conversation, the Lazard representative confirmed that no other offers had been made to purchase the entire Company.

         On December 27, 2006, Mr. Fichthorn telephoned a representative of
Parent and informed him that the Company Board had rejected Parent's proposal to pursue a negotiated transaction with the Company at an increased Offer price of
$12.50 per Share in cash.

         On December 29, 2006, as a result of the inability to reach agreement with the Company and the Company Board's refusal to redeem the Company's "poison pill" and opt out of Section 203 of the Delaware Law, Parent announced that it was filing a preliminary consent solicitation statement with the SEC for the purpose of, among other things, removing and replacing the Company Board and that it had extended the Expiration Date of the Offer to 5:00 p.m., New York
City time, on January 29, 2007. Because the proposed increase in the Offer price to $12.50 per Share in cash depended upon the Company's willingness to enter into a mutually acceptable merger agreement with Parent, and the Company Board rejected Parent's proposal, the Offer price has remained at $12.00 per Share in cash due to the additional costs that Parent must incur to pursue a non-negotiated transaction."

SECTION 12 - "PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; STATUTORY
REQUIREMENTS; APPROVAL OF THE MERGER; APPRAISAL RIGHTS"

         The second sentence of the first paragraph under Section 12 ("Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the
Merger; Appraisal Rights") is hereby amended by inserting after the phrase "to seek maximum representation on the Company Board" the phrase ", to the extent not obtained as a result of the Consent Solicitation,".

         The third paragraph under Section 12 ("Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights")
is hereby deleted in its entirety and replaced with the following paragraph:

         "Whether or not we propose a merger or other similar business combination with the Company, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company Board, to the extent not obtained as a result of the Consent Solicitation. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Company Board, if not removed pursuant to the Consent
Solicitation, resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Company Board."

         Section 12 ("Purpose of the Offer; Plans for the Company; Statutory
Requirements; Approval of the Merger; Appraisal Rights") is hereby amended by inserting after the last paragraph under "Statutory Requirements; Approval of the Merger" and before "Appraisal Rights" the following paragraph:

         "Parent and Purchaser expect, if necessary, pursuant to the Consent
Solicitation, to seek to remove each member of the Company Board and replace them with the Parent Nominees. If the Parent Nominees are elected, they will, subject to their fiduciary duties, take actions necessary to satisfy the Section
203 Condition."

SECTION 17 - "MISCELLANEOUS"

         Section 17 ("Miscellaneous") is hereby amended by inserting after the third paragraph thereof the following:

                            "SOLICITATION OF CONSENTS

         As discussed in this Offer to Purchase, Parent and Purchaser have filed a preliminary consent solicitation statement with the SEC for use in connection with the Consent Solicitation. Parent and Purchaser expect to file a definitive consent solicitation statement with the SEC as soon as practicable. Parent and
Purchaser strongly advise all stockholders of the Company to read the definitive consent solicitation statement when it is available because it will contain important information. The definitive consent solicitation statement will be available at no charge on the SEC's web site at http://www.sec.gov. In addition,
Parent and Purchaser will provide copies of the definitive consent solicitation statement without charge upon request. Requests for copies should be directed to
MacKenzie Partners, Inc. at its toll-free number: (800) 322-2885.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

         The participants in the Consent Solicitation are anticipated to be
Parent, Partners LLC, Purchaser and the Parent Nominees. Stockholders of the
Company may obtain information regarding the participants' direct or indirect interests, by security holdings or otherwise, in the Company by referring to the preliminary consent solicitation statement on Schedule 14A filed by Parent with the SEC on December 29, 2006."

         THE FORM OF LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (a)(1)(ii) TO THE
SCHEDULE TO IS AMENDED AS FOLLOWS:

            The fifth sentence of the third paragraph of the letter to stockholders at page 3 of the Letter of Transmittal is hereby deleted in its entirety and replaced with the following sentence: "Upon the effectiveness of such appointment, without further action, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Shares (and any associated Distributions) (except for any consents granted pursuant to the
Consent Solicitation (as defined in the Offer to Purchase)) will be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given
(and, if given, will not be deemed effective)."

ITEM 10.    FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

         On December 29, 2006, Parent issued a press release announcing that it has (i) filed a preliminary consent solicitation statement with the SEC in connection with the Consent Solicitation and (ii) extended the Expiration Date of the Offer, as those terms are defined in the Offer to Purchase, to 5:00 P.M.,
New York City time, on Monday, January 29, 2007. As of the close of business on
December 28, 2006, 2,030,726 Shares of the Company have been tendered in and not withdrawn from the Offer. The press release issued by Parent announcing the filing of the preliminary consent solicitation statement and the extension of the Offer is attached hereto as Exhibit (a)(5)(x).

ITEM 12.    EXHIBITS.

(a)(1)(i)           Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)          Form of Letter of Transmittal.*

(a)(1)(iii)         Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

(a)(1)(v)           Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

(a)(1)(vii)         Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)           Text of press release issued by Parent, dated June 15,
                    2006.*

(a)(5)(ii)          Text of press release issued by Parent, dated June 22,
                    2006.*

(a)(5)(iii)         Text of press release issued by Parent, dated June 26,
                    2006.*

(a)(5)(iv)          Text of press release issued by Parent, dated July 21,
                    2006.*

(a)(5)(v)           Text of press release issued by Parent, dated August 10,
                    2006.*

(a)(5)(vi)          Text of press release issued by Parent, dated September 11,
                    2006.*

(a)(5)(vii)         Text of press release issued by Parent, dated September 29,
                    2006.*

(a)(5)(viii)        Text of press release issued by Parent, dated October 27,
                    2006.*

(a)(5)(ix)          Text of press release issued by Parent, dated November 28,
                    2006.*

(a)(5)(x)           Text of press release issued by Parent, dated December 29,
                    2006.

(b)                 Not applicable.

(c)                 Not applicable.

(d)(i)              Joint Filing Agreement by and among Steel Partners II, L.P.,
                    Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                    September 8, 2004.*

(d)(ii)             Joint Filing and Solicitation Agreement by and among Steel
                    Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition
                    Corp., Warren G. Lichtenstein, Hugh F. Culverhouse, John J.
                    Quicke, Anthony Bergamo and Howard M. Leitner, dated as of
                    December 29, 2006.

(e)                 Not applicable.

(f)                 Not applicable.

(g)                 Not applicable.

(h)                 Not applicable.

----------
* Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2006

                                         STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: Managing Member

                                         BZ ACQUISITION CORP.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: President

                                  EXHIBIT INDEX

(a)(1)(i)           Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)          Form of Letter of Transmittal.*

(a)(1)(iii)         Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

(a)(1)(v)           Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

(a)(1)(vii)         Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)           Text of press release issued by Parent, dated June 15,
                    2006.*

(a)(5)(ii)          Text of press release issued by Parent, dated June 22,
                    2006.*

(a)(5)(iii)         Text of press release issued by Parent, dated June 26,
                    2006.*

(a)(5)(iv)          Text of press release issued by Parent, dated July 21,
                    2006.*

(a)(5)(v)           Text of press release issued by Parent, dated August 10,
                    2006.*

(a)(5)(vi)          Text of press release issued by Parent, dated September 11,
                    2006.*

(a)(5)(vii)         Text of press release issued by Parent, dated September 29,
                    2006.*

(a)(5)(viii)        Text of press release issued by Parent, dated October 27,
                    2006.*

(a)(5)(ix)          Text of press release issued by Parent, dated November 28,
                    2006.*

(a)(5)(x)           Text of press release issued by Parent, dated December 29,
                    2006.

(b)                 Not applicable.

(c)                 Not applicable.

(d)(i)              Joint Filing Agreement by and among Steel Partners II, L.P.,
                    Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                    September 8, 2004.*

(d)(ii)             Joint Filing and Solicitation Agreement by and among Steel
                    Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition
                    Corp., Warren G. Lichtenstein, Hugh F. Culverhouse, John J.
                    Quicke, Anthony Bergamo and Howard M. Leitner, dated as of
                    December 29, 2006.

(e)                 Not applicable.

(f)                 Not applicable.

(g)                 Not applicable.

(h)                 Not applicable.

----------
* Previously filed